UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

BROOKFIELD PROPERTY PARTNERS L.P.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Brookfield Asset Management Inc.*

(Name of Filing Persons (Offeror))

Limited Partnership Units

(Title of Class of Securities)

G16249107

(CUSIP Number of Class of Securities)

Bryan K. Davis

Brookfield Property Partners L.P.

73 Front Street, 5th Floor

Hamilton, HM 12, Bermuda

Telephone: (441) 294-3309

Justin B. Beber

Brookfield Asset Management Inc.

Brookfield Place

181 Bay Street, Suite 300

Toronto, Ontario M

Telephone: (416) 363-9491

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Mile Kurta, Esq.

Torys LLP

1114 Avenue of the Americas, Floor 23

New York, New York 10036

(212) 880-6000

CALCULATION OF FILING FEE

TRANSACTION VALUATION(*)	AMOUNT OF FILING FEE(*)
Not Applicable(*)	Not Applicable(*)

(*) A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

* Brookfield Asset Management Inc. may be deemed to be a co-bidder with respect to the Offer.

Additional Information Regarding the Tender Offer

The offer to repurchase units referred to in the attached press release has not yet commenced. The attached press release is not an offer to purchase nor a solicitation of an offer to sell any units of Brookfield Property Partners L.P. (“BPY”). The solicitation and the offer to purchase units by BPY will be made pursuant to an offer to purchase, issuer bid circular, letters of transmittal, notices of guaranteed delivery, and related materials that BPY will file with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission (the “SEC”) and will distribute to its unitholders, copies of which will be available free of charge from BPY, or from the following websites: www.sedar.com or the SEC’s website at www.sec.gov. These documents will contain important information about the offer and unitholders are urged to read them carefully when they become available.

Item 12:	Description

99.1	Press Release issued by Brookfield Property Partners L.P. dated July 2, 2020